Exhibit 2.2

September 18, 2006

<u>BY FACSIMILE</u>

Irwin Mortgage Corporation
500 Washington Street
Columbus, Indiana 47201
Attention: Thomas D. Washburn, Chairman
Facsimile: 812-376-1709

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201
Attention: William Miller, Chairman
Facsimile: 812-376-1709

Re: <u>Additional Offices Acquired; Revised Schedules; Amendments</u>

Dear Mr. Washburn and Mr. Miller:

Reference is hereby made to that certain Asset Purchase Agreement (the "Purchase Agreement") dated as of August 7, 2006 by and between Irwin Financial Corporation ("Shareholder"), Irwin Mortgage Corporation ("Seller") and Freedom Mortgage Corporation ("Buyer"). Capitalized terms used herein that are not defined have the meanings given to them in the Purchase Agreement.

In accordance with our discussions, this letter memorializes our agreement regarding the additional offices that the Buyer has agreed to acquire from the Seller effective as of the Closing, the amended and restated Schedules and Excluded Asset exhibit that shall be deemed to be delivered as of the date of the Purchase Agreement and certain amendments to the Purchase Agreement and the License Agreement among the parties. The Shareholder, Seller and Buyer hereby agree as follows:

1. As contemplated by Section 6.3(f) of the Purchase Agreement and as reflected in the Revised Schedules (as defined below), effective as of the Closing, Seller shall assign, and the Buyer shall assume, the Contracts related to the Seller's offices located in Colorado Springs, CO, Salt Lake City/Murray, UT, Tucson, AZ, Virginia Beach, VA (conference room) and San Antonio, TX (collectively, the "Additional Offices"). Accordingly, (i) the Contracts related to the Additional Offices shall be deemed to constitute Assigned Contracts (and Real Property Leases and Personal Property Leases, as applicable) under the Purchase Agreement, (ii) the

personal property related to the Additional Offices shall be deemed to constitute Tangible Personal Property under the Purchase Agreement, and (iii) such Contracts and personal property related to the Additional Offices shall be transferred to Buyer at the Closing in the same manner as the other Assigned Contracts and Tangible Personal Property under the Purchase Agreement. In addition, the Contracts related to the Seller's office at Glen, MS, San Diego, CA and Valparaiso, IN will be Excluded Assets. Buyer and Seller waive their rights under Section 6.6(b) of the Purchase Agreement to require the other to enter into an operating agreement relating to the branches in Greensboro, NC, Newport News, VA, and Rocky Hill, CT.

2. Buyer shall sublease from Seller approximately 50% of the Seller's office located at Suite 380, One Legacy Tower, 7160 Dallas Parkway, Plano, TX 75024 and the portion of the Seller's office located at Suite 310, Panorama Corporate Center II, 7670 S. Chester Ave., Englewood, CO 80112 set forth on Schedule A hereof (each, a "Subleased Office"), each subject to Buyer and Seller's execution at the Closing of a Sublease Agreement related to such office containing mutually satisfactory terms and conditions, which shall be negotiated in good faith prior to the Closing (each, a "Sublease Agreement"). The rent and other economic terms of each such sublease shall be the pro-rated amount payable by the Seller for the usable space subleased by the Buyer. As reflected in the Revised Schedules, (i) the Contracts (other than the real estate leases) related to the Subleased Office shall be deemed to constitute Assigned Contracts (and Personal Property Leases, as applicable) under the Purchase Agreement, (ii) the personal property related to the Subleased Office shall be deemed to constitute Tangible Personal Property under the Purchase Agreement, (iii) the Contracts and the personal property related to the Subleased Office shall be transferred to Buyer at the Closing in the same manner as the other Assigned Contracts and Tangible Personal Property under the Purchase Agreement, subject to the execution of the Sublease Agreement for the applicable Subleased Office.

3. As contemplated by Section 6.14 of the Purchase Agreement, the Parties hereby agree that the Schedules are hereby amended and restated as set forth in the e-mail transmission from Hillary Spike Fordice to Peter Cholakis, dated September 18, 2006, at approximately 6:08 p.m. (the "Revised Schedules") and Exhibit A of the Purchase Agreement (Excluded Assets) is hereby amended and restated as set forth in the e-mail transmission from Hillary Spike Fordice to Peter Cholakis, dated September 18, 2006, at approximately 6:12 p.m. (the "Revised Excluded Assets"). The Revised Schedules and Revised Excluded Assets shall be deemed to have been delivered on the date of the Purchase Agreement. The Parties acknowledge that the Reference Balance Sheet was prepared on the basis of the division of assets between servicing activities and Excluded Assets, on the one hand, and origination activities and Purchased Assets, on the other hand, that Seller's accounting staff anticipated at the time of preparation of the Reference Balance Sheet. The Parties agree that the Pre-Closing Balance Sheet and the Closing Balance Sheet, while prepared in a manner otherwise consistent with the Reference Balance Sheet and Exhibit D of the Purchase Agreement, will be prepared to give effect to the allocation of assets to Purchased Assets and Excluded Assets as stipulated by the Revised Schedules and Revised Excluded Assets.

4. The parties agree that, upon Buyer's written request delivered within ten (10) Business Days after the Closing (the "Buyer Request"), Seller shall assign, and Buyer shall assume, such Loan and Purchase Agreements relating to the Seller's Renovation Lending group in Clifton Park, NY as specified in the Buyer Request pursuant to an Assignment and Assumption Agreement substantially in the form of the agreement delivered at Closing relating to the assignment and assumption of the Purchased Assets. Absent such timely request, such agreements will be deemed Excluded Assets and Excluded Liabilities.

5. Clause (iii) of the definition of "Excluded Assets" included in Article I of the Purchase Agreement is hereby amended in its entirety by substituting the following therefor: "(iii) Old Mortgage Loans, Unsettled Mortgage Loans, Construction Loans and applications for Construction Loans, and chattel paper (other than Company Mortgage Loans),". The second subsection (k) in Section 3.2 of the Purchase Agreement (immediately following subsection 3.2(k)) is redesignated subsection "3.2(l)" and symbol "(iv)" in Section 3.2(h) is changed to "(iii)". Clause (i) of Section 4.10(c) of the Purchase Agreement is hereby amended in its entirety by substituting the following therefor: "(i) as to which copies have not been delivered to Buyer, or". The cross-reference in the definition of "Indemnified Parties" is changed to "Section 10.3(a)." The definition of "Assumed Payables" is amended to delete the reference to "22010 (Interest Rate Lock Commitments)". The range of contracts listed in paragraph 6 of Schedule 9.1(d) of the Revised Schedules shall be deemed to refer to contracts numbered 278-294 listed in Schedule 1.1(b)(iii) of the Revised Schedules.

6. Buyer, Seller and Shareholder agree that the Purchase Agreement is hereby amended, notwithstanding any provision of the Purchase Agreement to the contrary, to provide as follows:

a. The Purchased Assets will be sold and assigned by Seller to Buyer in two separate transfers, as follows. The "Warehouse Assets" are, collectively, the Company Mortgage Loans, the Loan Derivatives (defined below in Paragraph 7(f)), and the assets represented by the accounts that are included in LHFS Other Accounts Amount. The Purchased Assets, other than the Warehouse Assets, shall be referred to as the "Operating Assets". The Operating Assets include the Pipeline Loans and the Pipeline Derivatives. The "Warehouse Obligations" are the Assumed Liabilities that are directly associated with the Warehouse Assets, including the Loan Derivatives. The Operating Assets will be sold by Seller to Buyer at the Closing and the Assumed Liabilities (other than Warehouse Obligations) will be assumed by Buyer at the Closing. The Warehouse Assets shall be sold by Seller to Buyer on the date that is seven (7) days after the Closing Date (the "Warehouse Transfer Date"). On the Warehouse Transfer Date, Buyer shall be obligated to purchase the Warehouse Assets (regardless whether the original note and collateral documents related to any Company Mortgage Loan have not been delivered to US Bank on such date) and shall assume the Warehouse Obligations. If the Closing occurs, such obligations of Buyer to purchase the Warehouse Assets and assume the Warehouse Obligations on the Warehouse Transfer Date shall not be subject to any conditions precedent.

b. The payment provisions of Article II of the Purchase Agreement shall be adjusted accordingly, as follows. The Buyer shall not pay the Indebtedness Payoff Amount, as provided in Section 2.1(a) of the Purchase Agreement, at the Closing, but, instead, shall pay the Indebtedness Payoff Amount, calculated as contemplated in Paragraph 7(g) below, on the Warehouse Transfer Date. In addition, on the Warehouse Transfer Date, Buyer shall pay to Seller an amount equal to accrued interest on the Company Mortgage Loans for the period from the Closing Date through the Warehouse Transfer Date (the "Post Closing Accrued Interest"). The amount payable in respect of such accrued interest (which shall be in addition to the accrued interest relating to the period before the Closing Date, which shall remain payable as part of the Non-Loan Purchased Asset Value as provided in the Purchase Agreement) will be preliminarily determined in good faith by the Seller and confirmed in writing by Seller's Chief Financial Officer as of the day before the Warehouse Transfer Date, based on the weighted average note rate and aggregate Stated Principal Balance of the Company Mortgage Loans, and Buyer shall pay that amount to Seller on the Warehouse Transfer Date.

c. After the Warehouse Transfer Date, Seller shall determine the Post Closing Accrued Interest, based on loan-by-loan and day-by-day note rate and principal amount outstanding, and shall determine the LHFS Other Accounts, each as of the Warehouse Transfer Date, and deliver such determinations with the Closing Balance Sheet delivered under Section 2.2(a) of the Purchase Agreement. The final Post Closing Accrued Interest and LHFS Other Accounts shall be determined using the same procedures set forth in Section 2.2(a) with respect to the Assumed Payables and Other Assets and, the provisions of Section 2.2(a) notwithstanding, the Post Closing Accrued Interest and LHFS Other Accounts, for purposes of adjusting the Purchase Price, will be determined as of the Warehouse Transfer Date. The LHFS Other Accounts as so determined will be deemed the "Final LHFS Other Accounts" for purposes of the Purchase Agreement. In the event the amount paid by Buyer in respect of the Post Closing Accrued Interest on the Warehouse Transfer Date is less than the final Post Closing Accrued Interest , Buyer shall pay such difference to the Seller within three (3) Business Days after the Determination Date. In the event the amount paid by Buyer in respect of the Post Closing Interest Accrual on the Warehouse Transfer Date is greater than the final Post Closing Accrued Interest, Seller shall pay such excess to the Buyer within three (3) Business Days after the Determination Date.

d. Upon receipt of the Indebtedness Payoff Amount and the estimated Post Closing Accrued Interest amount payable on the Warehouse Transfer Date, Seller will convey the Warehouse Assets to Buyer and title to the Warehouse Assets shall pass to Buyer. If Buyer fails to pay the Indebtedness Payoff Amount and the estimated Post Closing Accrued Interest amount in full and assume the Warehouse Obligations on the Warehouse Transfer Date, Seller, upon written notice from Seller to Buyer (the "Release Notice"), shall be released from any obligation to sell the Warehouse Assets to Buyer (and shall be free to retain or dispose of the Warehouse Assets as it deems fit). In the event Seller delivers the Release Notice, Buyer will be released from any obligation to assume the Warehouse Obligations or make future payments related to the Warehouse Assets under the Purchase Agreement.

7. Notwithstanding provisions of Article II of the Purchase Agreement to the contrary, in the event the Closing takes place on September 18, 2006, Buyer, Seller and Shareholder agree to the following arrangements and deliveries, notwithstanding provisions of the Purchase Agreement to the contrary, which are hereby waived:

a. Notwithstanding the provisions of Section 2.1(g) of the Purchase Agreement, the Pre-Closing Balance Sheet was prepared as of August 31, 2006 and was delivered by Seller to Buyer on September 13, 2006.

b. Seller delivered lists of Company Mortgage Loans as of August 31, 2006 in the same format as Schedule 1.1(b)(i) and the Pipeline Loans Schedule as of September 7, 2006, in the same format as Schedule 1.1(b)(ii) of the Purchase Agreement by September 8, 2006, which are deemed to comply with the delivery requirement under Section 6.1(a) of Purchase Agreement for such reports as of the end of August, 2006. Buyer acknowledges receipt of a "data tape" as well containing the required mortgage loan data and will deliver such data tape to MDMC as contemplated in Section 2.1(g) of the Purchase Agreement.

c. In lieu of the loan lists to be delivered 7 days before closing under Section 2.1(g) of the Purchase Agreement, Seller will deliver lists of Company Mortgage Loans and Pipeline Loans as of September 13, 2006 in the same format as Schedule 1.1(b)(i) and Schedule 1.1(b)(ii) of the Purchase Agreement and a "data tape" of such Company Mortgage Loans on or before September 15, 2006. Buyer will provide such data tape to MDMC as contemplated in Section 2.1(g) of the Purchase Agreement.

d. Seller will deliver on September 15, 2006, a notice from its CFO setting forth his good faith best estimate of the aggregate book value of the following accounts as of September 13, 2006: (i) the amounts in each of the accounts comprising the Other Assets and the Assumed Payables and (ii) the amount in account 14100 (Mtg Rec - Loans Held for Sale) representing Excluded Assets and the amount in such account representing Unsettled Mortgage Loans.

e. Seller will deliver lists of Company Mortgage Loans and Pipeline Loans as of the close of business on September 15, 2006 in the same format as Schedule 1.1(b)(i) and Schedule 1.1(b)(ii) of the Purchase Agreement during the morning of September 18, 2006. The Buyer shall deliver the Buyer Loan Confirmation prior to 9 a.m. on September 21, 2006, notwithstanding the provisions of Section 6.13 of the Purchase Agreement. The final Company Mortgage Loans will by determined be removing mortgage loans properly disqualified by MDMC's report from the list of Company Mortgage Loans as of September 15, 2006.

f. On the restated form of Schedule 4.22 to be delivered by Seller on or before Closing under Section 6.5 of the Purchase Agreement ("Restated Schedule 4.22"), Seller will determine (under the supervision of John Macke) the Closing Forward Commitments reasonably deemed related or allocated to the Pipeline Loans (the "Pipeline Derivatives"), and those reasonably deemed related or allocated to the Company Mortgage Loans (the "Loan Derivatives"), and the Restated Schedule 4.22 shall clearly and separately list the trades deemed Pipeline Derivatives and Loan Derivatives.

g. Seller will deliver a restated final list of the Company Mortgage Loans as of the close of business on September 22, 2006, during the morning of September 25, 2006, in the format of Schedule 1.1(b)(i), excluding mortgage loans properly disqualified by MDMC's report. Such restated list shall give effect to any payments received by Seller with respect to the Company Mortgage Loans prior to the close of business on September 22, 2006; and any payments received from obligors on Company Mortgage Loans after the close of business on September 22, 2006, will be held for the benefit of Buyer. The Indebtedness Payoff Amount, as provided in the Purchase Agreement, will equal the principal balance of Company Mortgage Loans and will be based on such list of Company Mortgage Loans. No additional Company Mortgage Loans will be acquired by Seller after September 15, 2006 and before 12:01 a.m. on September 25, 2006.

8. The parties shall use their reasonable best efforts to cause the Closing Date to occur on September 18, 2006 and to cause the Warehouse Transfer Date to occur on September 25, 2006. If the Closing does not occur on September 18, 2006, (other than as a result of a breach by either party) the parties will work in good faith to agree upon the next earliest possible Closing date and closing mechanics and deliveries that are substantially consistent with the provisions of this agreement relative to such subsequently targeted closing date.

9. All collateral, original notes and loan documents, shall continue to be delivered by Seller to US Bank, as Seller's custodian, for mortgage loans funded prior to 12:01 a.m. on the Closing Date. Seller will permit collateral for mortgage loans being acquired by its correspondent division on the Closing Date, that are required to be shipped to the Buyer's warehouse lender on the preceding Business Day, to be shipped to JP Morgan Chase Bank, as Buyer's warehouse lender, to be funded on and after the Closing Date by Buyer. However, if the Closing shall not occur on the next Business Day (ie. the anticipated Closing Date) for any reason, Buyer shall promptly take such measures as are necessary to cause the mortgage loans delivered to JP Morgan Chase Bank to be reassigned to Seller, and the related collateral to be delivered to Seller (or US Bank as its custodian), in exchange for replacement funding from Seller, such that the parties will be situated as if such mortgage loans had been originally funded by and purchased by Seller instead of Buyer.

10. Buyer acknowledges that locked Pipeline Loans associated with the Seller's San Diego branch may be cancelled by the respective brokers or prospective borrowers, but agrees to originate or acquire any uncancelled locked Pipeline Loans associated with the San Diego branch underwritten on acceptable market terms and subject to any applicable funding conditions in the ordinary course through its other branch offices. Buyer further acknowledges that unlocked Pipeline Loans associated with the San Diego branch will be Excluded Assets, regardless whether they appear on a final Closing Date listing of Pipeline Loans.

11.   Any employment related agreement entered into between Buyer and any employee of Seller prior to Closing shall not be effective unless and until the Closing under the Purchase Agreement occurs.

12.   Until the earlier of the termination of the Purchase Agreement or the Closing of the Purchase Agreement, Seller and Shareholder shall not (and each shall cause its respective Affiliates not to), without the prior written consent of the Buyer, directly or indirectly, recruit or hire any employee of Seller that has, at any time, accepted in writing (even if subsequently revoked) the Buyer's offer to become employed by the Buyer upon the Closing (a "Continuing Employee"). In addition, during the six month period following the Closing, Seller and Shareholder shall not (and each shall cause its respective Affiliates not to), without the prior written consent of the Buyer, continue to employ or hire, a Continuing Employee that did not become an employee of the Buyer effective upon the Closing.

13.   The parties acknowledge that the employees of Seller named in Annex I will remain as employees of Seller or its affiliates following Closing and the Seller shall provide to Buyer secondary market trading assistance services to be provided by such named employees on a full-time and exclusive basis, at cost, (provided such employees remain employed by Seller or its affiliates) for a period ending not later than January 1, 2007.

14.   The Parties confirm that: (i) pursuant to Section 6.2(b) of the Purchase Agreement, each Party undertakes to provide to the other as reasonably requested from time to time, access during normal business hours to its information, records and personnel as may be necessary or appropriate to assist the requesting Party in responding to, defending, or indemnifying the other Party and its related Indemnified Parties from and against, any threatened or pending Action or Proceeding; and (ii) pursuant to Section 6.8 of the Purchase Agreement, each Party will forward to the other Party, promptly upon receipt, any notices from third parties that affect the other Party or its Assets and Properties, including without limitation litigation notices, subpoenas and other pleadings that are intended for such other Party or that are its responsibility under Article X of the Purchase Agreement. In the event that the personnel of a Party are reasonably requested by the other Party to be available for depositions, interrogatories or court proceedings in an Action or Proceeding, the requesting Party shall pay the reasonable travel expenses of such personnel (if travel is required) and shall reimburse the other Party for the salaries of such personnel that are payable for the days (or pro rata portion of the day or days) such personnel are required to spend outside of their normal office location on such depositions, interrogatories or court proceedings. For purposes of clarification, the heading of Section 6.8 of the Purchase Agreement is hereby changed to "Payments and Notices Received," and the symbol "(i)" is hereby moved from its current position in the lead-in phrase of the first sentence between the words "will" and "hold" to a new position between the words "when received by them" and "any cash" later in that phrase.

15.   In connection with the Purchase Agreement, effective as of the Closing, Seller and Shareholder, as the case may be, shall assign, and the Buyer shall assume, the

Assigned Contracts pursuant to the form of Assignment and Assumption Agreement as agreed to by the parties. In the event the Buyer, Seller or Shareholder shall execute a different form of assignment and/or assumption agreement at the request of a third party to an Assigned Contract, notwithstanding the terms of any such agreement, the Shareholder, Seller and Buyer hereby agree that (i) pursuant to Section 10.2(a)(iii) of the Purchase Agreement, Seller and Shareholder shall be liable for any Liability directly or indirectly based upon, arising out of, resulting from or related to an Assigned Contract on or before the Closing Date; and (ii) pursuant to Section 10.3(a)(iii) of the Purchase Agreement, the Buyer shall be liable for any Assumed Liability to be performed after the Closing Date under the Assigned Contracts. In the event the Buyer, Seller or Shareholder shall execute a form of assignment and/or assumption agreement at the request of a third party to a Closing Forward Commitment, notwithstanding the terms of any such agreement, the Shareholder, Seller and Buyer hereby agree that in accordance with the Restated Schedule 4.22 and the provisions of this agreement, (i) Buyer shall retain the rights and obligations pursuant to agreements and trades with respect to Company Mortgage Loans and Pipeline Loans and (ii) Seller shall retain the rights and obligations pursuant to agreements and trades with respect to all other mortgage loans.

16. Buyer acknowledges that Progress Software Corporation ("Progress") is withholding consent to assign to Buyer its software license agreement with Seller (the "Progress Agreement") and proposes to enter into a replacement software license agreement with Buyer. Buyer hereby waives the conditions precedent to Buyer's obligation to effect the transactions contemplated in the Purchase Agreement, under Section 3.2(g) of the Purchase Agreement, that the consents and approvals listed on Schedule 3.2(f) be obtained (including with respect to the Progress Agreement), except for the consent of the landlord of the Fishers headquarters to the Sublease. Buyer agrees that Seller and Shareholder shall have no obligations under the Purchase Agreement (including Section 9.1(g) thereof) with respect to the Progress Agreement. Seller will use reasonable efforts to promptly obtain and deliver to Freedom a writing signed by Progress reasonably satisfactory to Buyer indicating that (i) Progress will honor its quote to Buyer dated September 13, 2006 (#QO045631) (the "Quote"), upon written acceptance of the Quote by Buyer on or before September 29, 2006 and payment of the amounts specified therein in accordance with the terms therein, and (ii) Progress will enter into a license agreement and a maintenance service agreement with Buyer, which shall provide Buyer with the same material benefits that Seller has under its license and maintenance service agreements with Progress. In consideration of the foregoing, Seller shall pay to Buyer the sum of $212,000, which shall be deducted from the payment due to Seller from Buyer at the Closing. Buyer shall pay all license and maintenance fees and charges associated with the establishment of the replacement license and maintenance service agreements with Progress, provided, however, that the pro-rata amount of maintenance services fees that relate to periods prior to the Closing Date under such replacement agreements shall be treated as Outstanding Charges not paid by the Seller pursuant to Section 2.2(b) and shall be reimbursed to Buyer in accordance with the terms of Section 2.2(b).

17. The License Agreement between Shareholder and Buyer dated August 7, 2006 is hereby amended to insert the words "and the continued operation of the Servicing Platform"

following the words "Servicing Portfolio" in Section 1.10 and to change the word "date" to "data" in such section.

18. The contracts listed in items 1 through 5 of Schedule 9.1(d) to the Purchase Agreement are subject to specific schedules for Irwin Provided Services in the Transition Services Agreement. The contracts identified in item 6 of such Schedule 9.1(d) are Assigned Contracts that Buyer, as the Service Provider under the Transition Services Agreement, will make available to Seller or Shareholder, as the Receiving Party, following the Closing, all pursuant to the terms of Section 2.8 of the Transition Services Agreement, without the need to list such contracts (or the services to be provided thereunder) in a specific schedule to the Transition Services Agreement.

19. Except as amended and supplemented hereby, each of the Purchase Agreement and the License Agreement is hereby ratified and shall remain in full force and effect. This letter agreement may be executed in one or more original or facsimile counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Very Truly Yours,

FREEDOM MORTGAGE CORPORATION

By: /s/ Brian Simon
Name: Brian Simon
Title: Senior Vice President

Accepted and Agreed:

IRWIN MORTGAGE CORPORATION

By: /s/ Thomas D. Washburn
Name: Thomas D. Washburn
Title: Chairman

IRWIN FINANCIAL CORPORATION

By: /s/ David S. Meyercord
Name: David S. Meyercord
Title: First Vice President

ATTESTATION:

I hereby attest the signatures on behalf of Irwin Financial Corporation and Irwin Mortgage Corporation on the Agreement, the License Agreement, the letter agreement dated August 29, 2006 regarding the Fishers sublease, and this letter agreement.

/s/ Steven R. Schultz
Steven R. Schultz